Exhibit 99.1

ARABELLA CEO MAKES EQUITY INVESTMENT

Arabella CEO Jason Hoisager Purchases $2mm of Arabella Ordinary Shares at $10.50

MIDLAND, Texas, June 25, 2014 – Arabella Exploration, Inc. (OTCQB: AXPLF) ("Arabella" or the "Company") today announced that its Chief Executive Officer, Jason Hoisager, has purchased 190,477 of the Company’s newly issued ordinary shares at a price per share of $10.50 in a private placement, resulting in gross proceeds to the Company of approximately $2,000,000.

About Arabella Exploration

Arabella is an independent oil and natural gas company focused on the acquisition, development and exploration of unconventional, long life, onshore oil and natural gas reserves in the Southern Delaware Basin in West Texas. The Company has an experienced management team with experience drilling multi-lateral wells and is primarily focused on the formations that the industry refers to as the Wolfbone play, which includes the Wolfcamp and Bone Spring shales.  The Wolfbone play is characterized by high oil content and liquids rich natural gas, multiple vertical and horizontal target horizons, extensive production history, long-lived reserves and high drilling success rates.

For further information please contact:

William B. Heyn
Arabella Exploration, Inc.
Tel: 432- 279-0790
Email: william.heyn@arabellaexploration.com

or

MZ Group
Derek Gradwell
SVP, Natural Resources
Phone: 512-270-6990
Email: dgradwell@mzgroup.us
Web: www.mzgroup.us